Exhibit 99.2

181 University Ave., Suite 2000
Toronto, ONM5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES THIRD QUARTER 2011 FINANCIAL RESULTS, COMPANY

ON TRACK TO ACHIEVE 2011 PRODUCTION TARGET

TORONTO, ONTARIO—(Marketwire — November 9, 2011) - Lake Shore Gold Corp. (TSX and NYSE Amex: LSG) (“Lake Shore Gold” or the “Company”) today announced details of the Company’s financial and operating results for the third quarter and first nine months of 2011.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are pleased with the progress made over the last few months. During the third quarter, production from Timmins Mine rose 24% and we brought operating costs down significantly, to $94 per tonne or US$884 per ounce. Looking ahead, we believe the next few months will be very exciting and rewarding for the Company.  First, we expect to achieve our production target for 2011 supported by strong operating results in the fourth quarter. We also expect to significantly increase our resource base, with our initial resource for Thunder Creek expected over the next few weeks and the initial resource for Fenn-Gib, which has the potential to be a large-scale open pit deposit, to follow before the end of the year. We are also working on updating our existing National Instrument 43-101 reserves and resources at Timmins Mine and resources at Bell Creek and the Thorne property, with these updates expected to be completed by the end of March 2012. In total, we expect our resource base to at least double over this period, increasing to a total of between six and eight million ounces. We also have the prospect of releasing additional drill results from a number of locations, including the results of the deep hole we have been drilling to test the down plunge extension of Timmins Mine and Thunder Creek below 2,000 metres.”

Third Quarter 2011 Financial Review

•    Gold sales during the third quarter 2011 were 16,570 ounces at an average price of US$1,726 per ounce. Nine months ended September 30, 2011 gold sales totalled 69,512 ounces at an average price of US$1,501 per ounce.

•    Cash operating costs from Timmins Mine totalled $94* per tonne or US$884* per ounce in the third quarter 2011 ($96 per tonne or US$845* per ounce during the nine months ended September 30, 2011).  Cash margin during the quarter was US$842 per ounce.

•    Cash earnings from mine operations* were $9.1 million or $0.02 per common share during the third quarter. Nine months ended September 30, 2011 cash earnings from mine operations* were $23.0 million* or $0.06* per common share.

•    Net loss in the third quarter 2011 was $5.2 million or $0.01 per share, largely reflecting depreciation, depletion and share-based payments ($5.9 million), general and administrative expenses ($2.8 million, excluding stock-based compensation), exploration costs ($2.4 million) and a $1.8 million write down related to the Company’s agreement to sell its Mexican assets. Net loss for the nine months ended September 30, 2011 was $5.4 million or $0.01 per common share.

•    Project spending in the nine months ended September 30, 2011 was $71.1 million with $24.5 million for exploration. An additional $12.7 million was spent for the Bell Creek Mill expansion.

•    Cash at September 30, 2011 was $47.6 million, including US$20 million drawn from the Company’s US$50 million credit facility.

Third Quarter 2011 Operating Review

•    Total gold poured during the third quarter of 2011 totalled 16,693 ounces (60,014 ounces in the nine months ended September 30, 2011).

•    Processed gold totalled 18,833 ounces in the third quarter 2011 based on 173,877 tonnes processed at an average grade of 3.49 grams per tonne. Processed gold totalled 58,776 ounces in the first nine months of the year based on 485,236 tonnes processed at an average grade of 3.92 grams per tonne.

•    Of processed gold ounces in the third quarter:

•    11,909 ounces related to Timmins Mine (32,486 ounces for the nine months ended September 30, 2011);

•    3,491 ounces were from the Bell Creek Mine advanced exploration program (17,792 ounces for the nine months ended September 30, 2011); and,

•    3,433 ounces were from the Thunder Creek advanced exploration program (8,497 ounces for the nine months ended September 30, 2011).

•    Mill throughput averaged 1,890 tonnes per day during the third quarter and 1,777 tonnes per day during the nine months ended September 30, 2011. Bell Creek Mill is now meeting and exceeding expected performance levels. Throughput levels averaged over 2,000 tonnes per day in September.

•    2011 Outlook:

•    Full year production is expected to total at least 85,000 ounces of gold poured.

•    Project spending is expected to total $85 million, with $30 million for exploration and $20-$25 million for the mill expansion. $85 million of project spending is $10 million more than the previous estimate of $75 million and largely reflects increased underground development and infrastructure work at Bell Creek for ramp advancement and to complete an additional exploration drift, as well as increased development at Thunder Creek. Mill expansion spending in 2011 was previously estimated at $25 to $30 million. As a result, total project spending for 2011, including mill expansion, is now estimated at $105 to $110 million compared to the previous estimate of $105 million.

•    Head grades, cash costs and mill throughput levels are all expected to improve during the fourth quarter 2011.

•    Significant growth in resources is expected before year end with the planned release of initial National Instrument 43-101 compliant resources at Thunder Creek and Fenn-Gib.

Mill Expansion

On August 9, 2011, the Company announced an expansion of the Bell Creek Mill to a capacity of 3,000 tonnes per day, with a second phase of expansion contemplated to a capacity of 5,500 tonnes per day. The first phase expansion is targeted for completion in the second half of 2012. The total cost of the expansion to 3,000 tonnes per day project is estimated at approximately $80 million, with $20  to $25 million to be spent in 2011. To the end of the third quarter, a total of $12.7 million had been spent on the expansion, mainly related to the acquisition of a SAG mill for $9.5 million. The 22’ x 36.5’ SAG mill was shipped from Europe to the Port of Thunder Bay and trucked to Timmins, arriving at Bell Creek Mill on November 1, 2011.

Drilling Program

The 2011 drill program has largely focused on establishing an initial resource at Thunder Creek during the fourth quarter, updating existing reserves and resources at Timmins Mine and resources at Bell Creek Mine and the Thorne property (Gold River Trend) by the end of the first quarter 2012, as well as releasing an initial resource at the Fenn-Gib project by the end of 2011. A total of 133,000 metres of drilling was completed in the nine months ended September 30, 2011.

Thunder Creek — On July 25, 2011, the Company announced drilling results confirming and extending mineralization above and below the 730 Level, extending the strike length of mineralization on the 730 Level by 25 metres to a minimum length of approximately 200 metres and including the discovery of a possible new zone 500 metres to southwest of Thunder Creek towards 144.

Bell Creek — On August 16, 2011, the Company announced that drilling to depth had extended gold mineralization at Bell Creek Mine 400 metres below the current resource and intersected multiple occurrences of visible gold.

Thorne (Gold River Trend) — On August 30, 2011, the Company announced results from infill and expansion drilling, which included extending mineralization in the North Porphyry/4800 Zone at Gold River East by 450 metres below the current resource (840 metres below surface) and extending mineralization by 300 metres east of the current resource.

Fenn-Gib —Subsequent to quarter end, on October 28, drilling in an untested gap confirmed the geologic model, highlighted potential at depth and discovered a 200 metre expansion of shallow mineralization to the north of previous drilling. In addition, three twin holes were completed in the central to eastern portion of the deposit with all three holes obtaining grades and widths similar to or better than previous nearby holes.

Statements about the Company’s outlook are forward looking and are subject to the caution below. More information about Lake Shore Gold’s financial and operating results and financial condition and liquidity for the third quarter and first nine months of 2011 is available in the Company’s consolidated financial statements and management’s discussion and analysis, which are available on sedar at www.sedar.com and are posted to the Company’s website at www.lsgold.com.

Lake Shore Gold will also host a conference call and webcast on Thursday, November 10, 2011 at 10:00 am EST to discuss the Company’s third quarter and first nine month 2011 financial and operating results. Those wishing to access the call can do so using the telephone numbers that follow. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-695-6616 or 800-355-4959

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 5561037

Available until: 11:59 pm, November 24, 2011

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins)

which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

*Denotes non-GAAP (Generally Accepted Accounted Principles) measures.